UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

10 Ha-Menofim St, 5th Floor, Herzliya 4672561, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Cyren Ltd. (the “Company”) hereby announces that the shareholders of the Company approved each of the following proposals brought before the Annual General Meeting of shareholders held on August 28, 2018 by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Articles of Association, as further described in the Company’s proxy statement:

Proposal No. 1:	to elect eight Directors, six of whom are continuing Directors, including the Chairman of the Board and CEO, to serve for the ensuing year or until their successors are elected.

Proposal No. 2:	to approve certain amendments to the Company’s Amended and Restated Articles of Association.

Proposal No. 3:	to approve the entry into indemnification and exculpation agreements with the Company’s directors and officers.

Proposal No. 4:	to approve the Company’s new compensation policy with respect to the terms of office and employment of the Company’s office holders (the “New Compensation Policy”), in accordance with the requirements of the Israeli Companies Law 5759-1999.

Proposal No. 5:	to approve the grant of 275,000 options to purchase ordinary shares of the Company to Mr. Lior Samuelson, the Company’s Chief Executive Officer and Chairman of the Board.

Proposal No. 6:	to ratify and approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company’s shareholders and to authorize the Company’s Board and Audit Committee to determine its fees

36,270,645 ordinary shares, representing approximately 68% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the meeting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: August 29, 2018	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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